Mail Stop 3561

June 1, 2007

Mark Jensen, CEO
Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, WA 98034

> **Re: Northtech Industries, Inc.**
> **Offering Statement on Form 1-A**
> **Filed on May 2, 2007**
> **File No. 24-10179**

Dear Mr. Jensen:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include "Part III – Exhibits" in your offering statement and file the exhibits which Form 1-A requires. We may have further comment.

2.   We note that throughout the offering statement, the company refers to its business plan of acquiring other businesses. We further note that as of December 31, 2006, the company had cash of $5,880, a net loss of $70,457, and cash flow problems. In addition, none of the proceeds from this offering will be designated towards acquisitions. Please discuss in greater detail how the company will accomplish such acquisitions in light of its poor financial position. If the company does not have a reasonable basis for this aspect of its business plan or the company does

not plan to acquire other businesses within the next 12 months, such disclosure should be removed. In addition, if the company has entered into any negotiations or discussions, preliminary or otherwise, with other companies regarding a business combination, clear disclosure regarding these plans should be included in the offering circular. Please revise the offering circular accordingly, particularly the risk factors and business sections.

Part I.

Item 1. Significant Parties, page II

3.   Under paragraph (b) of this section, ensure that you disclose each office held by the named persons. Also we note that Mr. Jensen has signed the offering statement as the Principal Financial Officer, but this section does not include that office under his name. Please advise or revise.

4.   Please disclose both the business and residential addresses for each person listed as required by Item 1, Part I of the Form 1-A.

5.   Please revise your disclosure in paragraph (f) to identify the "promoters" as defined under the federal securities laws. See Rule 405 under Regulation C of the Securities Act.

Item 4. Jurisdictions in which Securities are to be Offered, page IV

6.   Under Item 4(b), please disclose when the company intends to file the registration statement with the State of Washington.

7.   Under Item 4(b), disclose the method by which such securities are to be offered as required by Item 4(b) of Form 1-A. Please disclose the persons that will offer the securities and describe any fee arrangements. In addition, please disclose whether the securities will be sold pursuant to advertisements, personal contacts, etc.

Item 5. Unregistered Securities Issued or Sold Within One Year, page IV

8.   In Part I, Item 5(a)(3), please describe and quantify the services provided as consideration for the company's stock by each recipient. Please disclose the value of the securities that the company determined to be in exchange for the services.

Item 8. Relationship with Issuer of Experts Named in Offering Statement, page VII

9.   Please revise Item 8 in view of the fact that Part III of Form 1-A requires consents.

Part II

Cover Page

10.   The cover page should be kept to one page if at all possible. See the Instruction to
        the Cover Page in Offering Circular Model A. Please remove duplicative
        disclosure in the paragraphs at the end of the cover page where such information
        is previously disclosed, as required, at the beginning of the cover page. Also
        include the table regarding state registration found in the Form 1-A, Model A
        offering circular at the end of the cover page.

Risk Factors, page 1

Risks Relating to Our Business, page 2

11.   It appears that there are other important risks that are not discussed in your risk
        factors section. Please consider discussing the following risks associated with
        your business: absence of profitable operations in recent periods; and the poor
        financial position of the company (liabilities are greater than its assets). Also,
        focus more on the company's current business operations through its subsidiary,
        Millwork Pro, Inc.

Risks Relating to Our Common Stock, page 5

12.   Please revise the risk factors in this section to clearly indicate that there is no
        public market or trading market for your securities and that, after the Regulation
        A offering is completed, there will also be no public market for the company's
        securities.

13.   In the second risk factor on page 6, under the heading "The Company has not yet
        registered for sale in any State," please explain what the laws of the individual
        states, generally, permit you to do to determine interest in your offering without
        registration.

Business and Properties, page 7

14.   Please substantially revise the disclosure under No. 3(a) to discuss the business of
        Millwork Pro, Inc. including what products are or will be produced or services
        that are or will be rendered. For both Northtech Industries and Millwork Pro,
        please discuss the history of each business.

15.   Under No. 3(b) or in another appropriate section, please describe in detail the
        installation business of Millwork. Also discuss in this section or elsewhere

whether the company produces any goods such as interior doors and/or exterior doors. If not, please disclose here or in another section the name of the company in which Millwork purchases such doors or sells on their behalf and describe these arrangements in detail.

16.   Please describe separately and in more detail, the sales and installation aspects of the company's business.

17.   On page 7, under No. 3(b) of your offering circular, please disclose what percentage of the companies installation services are performed by subcontractors.

18.   On page 7, under No. 3(b) of your offering circular, please disclose the principle terms of your contracts with PCS, PFC, CMI, Delcarmen Construction and any other material contracts, as Form 1-A, No. 3(b) of Model A of the offering circular requires. Also, pursuant to the requirements of Part III, Item 2(6)(a) of the offering statement of Form 1-A, please file the above-mentioned material contracts as exhibits, along with any other material contracts which Item 2(6) requires you to file.

19.   Under No. 3(c), please discuss whether the company's current business through Millwork is mainly with contractors or builders of new homes. If not, please advise why the statistical information regarding new homes is relevant to the company's current business. Also describe those persons or companies that hire the company, e.g., homebuilders, individual homeowners, etc.

20.   We note the reference to "Sash, Door and Other Millwork Industries," please discuss whether the company is engaged in manufacturing these products. If not, please advise how this disclosure is relevant to your business.

21.   Please expand your disclosure to clarify the meaning of "NAICS – 3212 …."

22.   On page 8, under No. 3(c) of your offering circular, please describe in more detail whether the company is only competing as to installation/labor costs. Please discuss whether it competes on price in selling products and describe those products. Also, discuss how the "installation services range from $1 to $3 per square foot of floor space" is related to the company's business of selling primarily doors. In addition, please describe in detail what is included in the average Millwork package of $5,000 per house. See page 8 of the offering circular.

23.   Under 3(c) of your offering circular, please indicate the relative size and financial and market strengths of the company's competitors in the area of competition in which the company is or will be operating as required by No. 3(c) of Model A.

24.   On page 8, under No. 3(c) of your offering circular, provide us with complete cites for the U.S. Census Bureau data and the National Association of Home Builders data. On page 25, under No. 49, do the same for Bizminer. Also, provide us with copies of, or excerpts from, the materials you are referencing.

25.   Please reference, on page 9, the following three statements in the last paragraph of No. 3(c) of your offering circular, which paragraph begins:

> Our organization and systematic approach to service often wins the bid. We have a step-by-step business process that demonstrates to the home builder our dedication to service and value. We provide samples of forms and procedures that clearly demonstrate our competitive advantages.

These statements appear to be promotional and speculative. Please delete them unless you clearly label them as the opinion of management of the Company along with disclosure of the reasonable basis for each. Throughout the document, please delete all claims not fully supported.

26.   On page 9, in the last paragraph of No. 3(c) of your offering circular, please disclose the steps you have completed and the steps which remain in your "region market management approach" of "strategic locations." Also, disclose when you plan to begin business in these strategic locations. Please discuss elsewhere the "breadth of building products, manufactured building components and construction services." Please ensure to provide a reasonable basis for any of these statements or remove.

27.   In your offering circular, please include at the end of your disclosure under No. 3(c), on page 9, the "Note" which is required by No. 3(c) of Model A.

28.   In the first paragraph under No. 3(d) of your offering circular, please update the information regarding your Internet marketing campaign.

29.   At the end of the first paragraph under No. 3(d) of your offering circular, please provide a complete cite for the publication you mention.

30.   On page 10 under No. 3(e), you have disclosed that the backlog as of March 1, 2006 was $90,000. Please clarify whether or not the backlog was that of your subsidiary, since the company was not formed until October of 2006. Also, discuss in more detail what the backlogs are comprised of, e.g., installation services and/or products.

31.   On page 10, under No. 3(f), please disclose the number of employees you intend to have in the next 12 months. In addition, disclose how many employees of each type that you anticipate you will have.

32.   On page 10, under No. 3(g), please address the requirement of Form 1-A, No. 3(g) of Model A of the offering circular that you disclose what properties the company leases, including the amount of payments, expiration dates and the terms of any renewal options.

33.   Under No. 3(i), please describe whether there are any licenses that the company or it employees must obtain or any employee related regulations that the company must comply with.

34.   Please reconcile the following: on page 11, under No. 3(k), you have disclosed that the company was formed in July 2006, but the date of incorporation on page 1 indicates that it was formed on October 23, 2006.

35.   Under No. 3(k), please describe the business combination between Northtech and Millwork Pro in more detail. Please disclose the principal terms of the combination, name the parties negotiating the combination, disclose the method used in determining the acquisition price, name any third parties that were involved in the combination and the compensation paid to them, and disclose the effects of the acquisition on the management and control persons of Millwork. Disclose any relationship between Northtech, its officers, directors and affiliates and Millwork prior to the acquisition. Also, disclose whether finders' fees or consulting agreements were provided as part of the business combination.

36.   Under No. 3(k) of your offering circular, we note the company's plan to seek additional acquisitions of installation and/or millwork distribution companies. If you have entered into any negotiations or discussions, preliminary or otherwise, provide clear disclosure. Clarify whether you have identified target(s). If you are aware of target(s) you plan to purchase, there may be a probable acquisition that would require disclosure regarding the target. Please advise.

37.   Please discuss in greater detail the methods used to accomplish each listed milestone. For example, will additional funds be required to achieve the "Business Development Team," and if so, how will the company pay for such costs? Are any of the listed milestones dependent upon the company raising the proceeds in this offering? If so, please explain. Also explain in more detail the "Research and development."

38.   In your offering circular, please include at the end of your disclosure under No. 4(b), on page 12, the "Note" which is required by No. 4(b) of Model A.

   Offering Price Factors, page 12

39.   In the table under No. 7(b) of your offering circular, please disclose the net tangible book value per share. See No. 7(b) of Offering Circular Model A. Also disclose the price per share in this offering.

40.   In the table under No. 7(b) of your offering circular, please indicate whether the shares are common or preferred and Class A or Class B. Also, indicate in the table the relationship of each purchaser to the company at the time of the transaction, as required by No. 7(b) of the Offering Circular Model A.

41.   In the table under No. 7(b), please include a "concise" description of the consideration for the stock purchases as required by No. 7(b) of Model A. Please reconcile the consideration or value of the stock with your disclosure under Item 5 of Part I of your offering statement. Also, in the table expand your description of the consideration which, in each instance states: "services rendered."

Use of Proceeds page 13

42.   Please explain how you will obtain the $25,000 for the legal and accounting fees and describe any loan arrangements.

43.   Please provide and complete the table required by No. 9(a) of Model A.

44.   Please discuss in more detail each line item in the use of proceeds.

45.   Please describe the order of priority in which the proceeds will be used if the maximum is sold. See No. 9(b) of Model A. Also, describe the order of priority if 25%, 50%, and 75% is sold.

46.   Please include in your offering circular the "Note" in No. 9(b) of Model A.

47.   You have stated under No. 11 of your offering circular that "[t]he Company expects to recognize profit during fiscal 2007 and does not anticipate having any cash flow problems." You have stated in No. 12 of your offering circular that "[p]roceeds from this offering will satisfy the Company's cash requirements for the next 12 months within the framework of the existing operations." Please clarify which of your disclosed anticipated activities can be accomplished within the next 12 months as a result of this offering.

Capitalization, page 14

48.   Please comply fully with, and update, the schedule in this section, including the dollar amounts, as required in No. 13 of Model A. Please include the table shown in No. 13 of Model A.

49.   Please state separately the number of authorized Class A common shares and the number of authorized Class B common shares and the number of common shares reserved to meet conversion requirements.

Description of Securities, page 15

50.   Under No. 14 of your offering circular, please also check "Other" and disclose that the Class A common stock that is being sold in this offering has 1 vote per share, while the Class B common stock outstanding has 10 votes per share. Also disclose that Mark Jensen and Loren Perrigio are the only Class B stockholders.

Plan of Distribution, page 17

51.   Please discuss when the restrictions will terminate, if this can be determined. See No. 27 of Model A.

Officers and Key Personnel of the Company, page 18

52.   Please reconcile the disclosure in this section with your disclosure under Item 1, of Part I of your registration statement. Please revise this section to name the office(s) that each of the named officers and key personnel occupies.

53.   Identify each entity that Mark Jensen controlled, or that was Mr. Jensen's employer, during the past five years, including but not necessarily limited to, the Seattle-based marketing and sales consulting firm for which he has been the President since 2000. Disclose the nature of his responsibilities, including the size of the operations he supervised. In addition, please disclose the name under which MGN Technologies, Inc. is doing business.

54.   For each of the persons you have named as officers and key personnel, please disclose their age, office street address, education, whether the person is a director of the company, and the amount of time to be spent on company matters if less than full time. See No. 29 of Model A.

55.   On page 19, under Loren Perrigo's name, please disclose the relationship of PCS to the company. Also disclose elsewhere as appropriate, e.g., if Millwork Pro conducts business with PCS, please describe this relationship in detail in the business section.

56.   Please disclose the key personnel or officers of the company's subsidiary, Millwork Pro.

Directors of the Company, page 19

57.   Please limit your response to the information requested by No. 35(a) of the Model A offering circular of Form 1-A, that is, companies in the same business as Northtech. Please identify the companies you reference and explain the similarities between each of them and Northtech.

58. Please clarify the third paragraph under No. 35(b) of your offering circular. The exceptions to conflicts of interest that you have disclosed are too broad and too vague to provide helpful information.

Principal Stockholders, page 21

59. Please revise the table under No. 37 of your offering circular. Comply with the request regarding common stock issuable upon conversion of 500,000 shares of Class B convertible securities.

60. Please revise your response to No. 38 of the Model A offering circular of Form 1-A, to provide the information requested for both Class A and Class B common stock.

61. Under No. 38, please reconcile the amount of securities beneficially owned by officers and directors with the terms of this offering. We note that the offering does not appear to have a minimum. Please revise accordingly.

Management Relationships, Transactions and Remuneration, page 22

62. On page 22, please provide the disclosure required by No. 39(b) of the Model A offering circular, including, but not necessarily limited to, Loren Perrigo's ownership of, and executive position with, PCS. Please disclose the amount of business the company conducted with PCS during its last fiscal year.

63. Please ensure that your response to No. 40(a) of the Model A offering circular includes any accrued salaries.

64. Please respond to No. 40(c) of the Model A offering circular.

65. Please respond to No. 41(a) of the Model A offering circular regarding the convertible securities.

Management Discussion and Analysis of Certain Relevant Factors

66. Please discuss in greater detail how the company earns revenues and describe its operating expenses.

67. Under "Margins" on page 24, we note your disclosure that your blended margin is currently 16%. Tell us how you computed such margin and how it correlates to your income statement.

68. Under No. 48 of your offering circular, please provide the basis for the last sentence which states: "This trend will continue as the Company moves from a net margin of 16% to 40%."

Consolidated Financial Statements

General

69.   The financial statements should be updated, if necessary, to comply with Form 1-A, Part F/S.

70.   Based on your disclosure on page one of your offering circular, it appears your date of inception was October 23, 2006. If true, please revise your statement of operations and statement of cash flows to clearly state the period presented is from your date of inception, October 23, 2006, to December 31, 2006.

71.   Please revise to include a statement of stockholders' equity as required by Part F/S Instruction 2 of Form 1-A.

Note 2- Purchase of Wholly Owned Subsidiary, page 6

72.   You state that Millwork had no assets, liabilities or operations at the time of acquisition. Tell us what you acquired and discuss the business purpose of this acquisition. Disclose how you valued the 2,840,000 shares issued in the exchange and tell us how your accounting treatment is consistent with the guidance in paragraphs D-11 to D-18 of SFAS 141.

Note 3- Common Stock Issued, page 6

73.   We note that you have recorded stock based compensation of $11,410 relating to the 6,910,000 shares issued in exchange for services. Disclose your accounting policy relating to compensatory issuances of equity and your objective means used in determining the fair value of shares issued. For guidance, refer to SFAS 123(R).

74.   We note from your disclosure of unregistered securities issued or sold within one year on page five that you have issued 500 Class B common shares. Please show us where this issuance is presented in your financial statements. Describe the basis for the valuation of such shares and revise your disclosures as necessary. We may have further comments upon reviewing your response.

Notes to Consolidated Financial Statements

General

75.   Please revise to disclose the nature and components of prepaid expenses.

76.   Please revise to disclose the products and services you provide, revenues for each significant revenue stream and the related revenue recognition policies followed. Also, revise your MD&A, as appropriate, to enhance an investor's understanding of your business.

77.   Please disclose the terms (interest rate, maturity, etc.) relating to the short term note payable.

78.   Please revise to provide the minimum disclosures required by SFAS 109 (see paragraphs 43-48).

Other Regulatory

79.   Please amend to include the independent accountant's letter acknowledging awareness that you are including their review report in the offering statement.

Signatures

80.   Please relocate the signature page of your offering statement to follow the financial statements and Part III. See Form 1-A.

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests a qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for a qualification date of the offering statement as a confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant a qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Charles F. Redina, Esq.
        Fax: (360) 647-1396